# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: enVVeno Medical Corp, CIK 0001661053
CUSIP: 29415J205
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 70 Doppler, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 02/20/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001982476
Persons authorized to receive notices and communications: Ross. D. Carmel, Esq., 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, (212) 930-9700

## Reporting persons
- Braeden Lichti (CIK 0001982476): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 13,022; shared voting power 20,129; sole dispositive power 13,022; shared dispositive power 20,129; aggregate amount beneficially owned 33,151 (5.05% of the class)
- Northstrive Fund II LP (CIK 0002099270): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 20,129; sole dispositive power 0; shared dispositive power 20,129; aggregate amount beneficially owned 20,129 (3.07% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: enVVeno Medical Corp
Address of issuer's principal executive offices: 70 Doppler, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by Northstrive Fund II LP ("Northstrive Fund") and Braeden Lichti (together with Northstrive Fund, the "Reporting Persons").

The shares of Common Stock are held by Northstrive Fund and Mr. Braeden Lichti. Braeden Lichti is, as of the date of this Schedule 13D, the Manager of Northstrive Fund.
Residence or business address: The address of each of Northstrive Fund and Mr. Lichti is 120 Newport Center Drive, Newport Beach, CA 92660.
Present principal occupation or employment: Northstrive Fund is principally engaged in the business of investments into private and public securities. Mr. Lichti is principally engaged as the Chief Executive Officer of Northstrive Companies Inc., a California based management, advisory and investment company.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Northstrive Fund is a Delaware limited partnership. Mr. Lichti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference herein. Mr. Lichti used personal funds to purchase the Common Stock. Northstrive Fund used working capital as the source of funds for the purchase of the Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of February 10, 2026, Mr. Braeden Lichti beneficially owned 33,151 shares of Common Stock, representing 5.05% of the Issuer's issued and outstanding Common Stock. This percentage was calculated based on 655,606 shares of the Issuer's issued and outstanding shares of Common Stock on January 20, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the Commission on January 20, 2026.

On February 10, 2026, neither of the Reporting Persons had control intent in the Issuer. This Schedule 13D is being filed to disclose Northstrive's Fund letter to the Board of Directors of the Issuer dated February 20, 2026 (the "Board Letter"). The Board Letter includes, among other things, Northstrive's Fund recommendations to the Board to immediately halt all clinical operations and launch a formal strategic review to either return capital to shareholders or pursue a merger or reverse merger to maximize shareholder value while preserving cash and minimizing further burn and dilution. Northstrive Fund has requested to meet with the senior management of the Issuer in the Board Letter. The Board Letter is filed herein as Exhibit A. As the Board Letter indicates an intent by the Reporting Persons with a purpose or effect to potentially change or influence control of the Issuer, the Reporting Persons have deemed it appropriate to amend the Schedule 13G by filing this Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate which may include liquidation or further accumulation of shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 655,606 shares of the Issuer's issued and outstanding shares of Common Stock on January 20, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the Commission on January 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote:

Northstrive Fund II LP: 0 shares
Braeden Lichti: 13,022 shares

Shared power to vote or to direct the vote:

Northstrive Fund II LP: 20,129 shares
Braeden Lichti: 20,129 shares

Sole power to dispose or to direct the disposition of:

Northstrive Fund II LP: 0 shares
Braeden Lichti: 13,022 shares

Shared power to dispose or to direct the disposition:

Northstrive Fund II LP: 20,129 shares
Braeden Lichti: 20,129 shares
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Letter to the Board of Directors of Issuer

Exhibit B Transactions completed by Reporting Persons in the Common Stock

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti, individually (02/20/2026)
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti/Manager (02/20/2026)